Pricing Supplement No. 18 dated July 9, 1998
(To Prospectus dated April 3, 1998)


                  HOUSEHOLD FINANCE CORPORATION
                        Medium Term Notes
           Due Nine Months or More from Date of Issue


Principal Amount:                  $600,000,000

Price to Public:                   99.965%

Proceeds to HFC:                   99.565% plus accrued interest,
if any,
                                   from July 15, 1998

Settlement Date:                   July 15, 1998

Stated Maturity:                   July 15, 2012

Initial Interest Rate:             Prior to July 15, 2002, 6 1/8%;
on and
                                   after July 15, 2002, see
"Supplemental
                                   Description of the
Notes--Interest Rate and
                                   Interest Payment Dates" below.

Interest Payment Dates:            Semi-annually on the 15th day of
January
                                   and July of each year.  If any
of said days
                                   is not a Business Day, payments
shall be
                                   made on the next succeeding
Business
                                   Day.

Regular Record Date:               The date fifteen (15) calendar
days
                                   (whether or not a Business Day)
prior to
                                   each Interest Payment Date or
the Stated
                                   Maturity, as the case may be.

Call Option:                       The Notes may be called by the
Callholder
                                   prior to maturity, as described
in
                                   "Supplemental Description of the
Notes--
                                   Call Option; Put Option" below.

Repayment/Put Option:              The Notes may be required to be
repaid
                                   pursuant to the Put Option prior
to
                                   maturity as described in
"Supplemental
                                   Description of the Notes--Call
Option; Put
                                   Option" below.

Agents:                            Warburg Dillon Read LLC:
$300,000,000
                                   Chase Securities, Inc.:
$300,000,000

Agents' Commission or Discount:    .40%

Calculation Agent:                 Chase Securities, Inc.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE
PRICE OF THE NOTES (AS DEFINED BELOW). SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF NOTES TO COVER SYNDICATE
SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" IN THIS PRICING SUPPLEMENT AND "OFFERING OF MEDIUM TERM NOTES AND WARRANTS" IN
THE PROSPECTUS.


                        ADDITIONAL TERMS

     The Notes offered hereby are described in the Prospectus dated April 3, 1998 (the
"Prospectus") and this Pricing Supplement. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Description of Medium Term Notes" in the Prospectus. Capitalized terms used but not defined herein shall have the meanings given such terms in such Prospectus.

     These Additional Terms constitute a part of the Pricing Supplement, dated July 9, 1998, of Household Finance Corporation (the "Company") and contains a description of additional terms and provisions applicable to the Medium Term Notes due July 15, 2012 ("Notes") of the
Company, which represent a part of the series of Medium Term Notes Due Nine Months or More from Date of Issue of the Company. The Notes are described in the Prospectus for the Medium
Term Notes Due Nine Months or More from Date of Issue referenced above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The Notes are Fixed
Rate Notes as described in the Prospectus, subject to and as modified by the Coupon Reset
Process (as defined below) and other provisions described in the Pricing Supplement. The following description of the terms of the Notes supplements and, to the extent inconsistent therewith, replaces, the description of the general terms of the Notes (as defined in the Indenture
(as defined below)) set forth in the Prospectus, to which description reference is made.


              SUPPLEMENTAL DESCRIPTION OF THE NOTES

Interest Rate and Interest Payment Dates

     The Notes will bear interest at the rate of 6 1/8% per annum from the date of issuance to July 15, 2002 (the "Coupon Reset Date"). If a Callholder (as defined below) elects to purchase an applicable principal amount of Notes pursuant to its Call Option (as defined below), the Calculation Agent (as defined below) will reset the interest rate effective on the Coupon
Reset Date, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the applicable principal amount of Notes will be purchased by the Callholder, in whole but not in part, at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein, and (ii) on and after the Coupon Reset Date, the
Notes will bear interest at the rate (the "Coupon Reset Rate") determined by the Calculation
Agent in accordance with the procedures set forth below (the "Coupon Reset Process"). See
"Coupon Reset Process" below.

     If a Callholder for any reason does not purchase its applicable principal amount of Notes on the Coupon Reset Date, the Trustee (as defined below) will be required pursuant to the terms of such Notes to exercise the Put Option (as defined below) without the consent of, or notice to, the holders of such Notes and, upon such exercise, the Company will be required on the Coupon
Reset Date to repurchase such Notes from the holders thereof at 100% of the principal amount thereof. See "Call Option; Put Option" below.

     Interest will be payable on the Notes semi-annually on January 15 and July 15 of each year (each, an "Interest Payment Date"), commencing January 15, 1999, to the persons in whose name the Notes are registered on the fifteenth calendar day (whether or not a Business Day (as defined below)) immediately preceding the related Interest Payment Date (each, a "Record
Date"). Interest will be calculated based on a 360-day year consisting of twelve 30-day months.
"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

Maturity Date

     The Notes will mature on July 15, 2012 (the "Final Maturity Date"). On the Coupon
Reset Date (or if such date is not a Business Day, the next Business Day), the holders of the Notes will be entitled to receive 100% of the principal amount thereof from either (i) the exercise by a Callholder of the Call Option or (ii) in the event a Callholder does not exercise its Call Option or fails for any reason to pay the Call Price (as defined below) to the Trustee when required, the exercise by the Trustee for and on behalf of the holders of the Notes of the Put Option. The Trustee will exercise the Put Option without the consent of, or notice to, the holders of the Notes.

     The principal amount of Notes will be $600,000,000 (the
"Principal Amount") and the
Notes will be issuable only in registered form.

Global Notes

     The Notes will initially be represented by global securities deposited with, or on behalf of, The Depository Trust Company ("DTC") and will not be issued as individual definitive securities to their purchasers. Consequently, unless and until such individual definitive securities are issued, such purchaser will not be recognized as holders of the Notes under the Indenture, dated as of December 1, 1993, between the Company and The Chase Manhattan Bank (the
"Trustee") (the "Indenture") and DTC will be the sole holder for all purposes under the
Indenture and the Notes. Hence, until such time, such purchasers will only be able to exercise the rights of holders of the Notes indirectly through DTC and its respective participating organizations and, as a result, the ability of any such purchaser to pledge the Notes to persons or entities that do not participate in DTC's system, or to otherwise act with respect to the Notes, may be limited. See "Description of Medium Term Notes--Book-Entry Notes" in the accompanying Prospectus.

Call Option; Put Option

     The "Callholder" will be UBS AG, London Branch with respect to
$300,000,000
principal amount of the Notes and Chase Securities, Inc. with respect to $300,000,000 principal amount of the Notes. Pursuant to the terms of the Notes, each Callholder has the right to purchase the applicable principal amount of Notes, in whole but not in part, on the Coupon
Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the
"Call Price"), by giving notice to the Trustee (the "Call Notice"). In the event a Callholder exercises its Call Option, then (i) not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, such Callholder shall deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Coupon Reset Date and (ii) the holders of the applicable principal amount of Notes shall be required to deliver such Notes to the Callholder against payment therefor on the Coupon Reset Date through the facilities of
DTC. Such Call Notice shall be given to the Trustee, in writing, no later than 15 calendar days prior to the Coupon Reset Date. In the event that less than all of the Notes are subject to the exercise of the Call Option, the Trustee shall select by lot, or in any manner it shall deem fair, the Notes to be so called.

     If a Callholder elects to exercise the Call Option, the obligation of such Callholder to pay the Call Price is subject to the conditions precedent that, (i) at any time prior to the sale of the Notes on the Bid Date (as defined below), no Event of Default (as defined in the Indenture), or any event which, with the given of notice or passage of time, or both would constitute an Event of Default, with respect to the Notes shall have occurred and be continuing; (ii) any event of default, as defined in any mortgage, indenture agreement or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money having an outstanding principal amount of at least $50,000,000 shall have occurred and shall have resulted in such indebtedness becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled; (iii) no Market Disruption Event (as defined below) shall have occurred; and (iv) at least three Dealers (as defined below) shall have provided timely Bids (as defined below) in the manner described under "Coupon Reset Process."
No holder of Notes shall have any rights or claims against a Callholder as a result of the Callholder not purchasing the Notes.

     If the applicable Call Option has not been exercised, or in the event the applicable
Callholder is not required or fails to deliver the Call Price with respect to the applicable principal amount of Notes to the Trustee not later than 2:00 p.m. New York time on the
Business Day prior to the Coupon Reset Date, the Trustee will be required for and on behalf of the holders of such Notes to exercise the option to put such Notes to the Company pursuant to the Put Option under the terms of such Notes (the "Put Option"). Upon exercise of the Put
Option, the Company will be required to purchase such Notes on the Coupon Reset Date, at a purchase price equal to 100% of the entire principal amount thereof (the "Put Redemption
Price"). The Put Option will be exercised automatically by the Trustee, on behalf of the holders of such Notes, if the Call Option has not been exercised. No holder has the right to consent or object to the Trustee's duty to exercise the Put Option. If the Trustee exercises the Put Option, the Company will deliver the Put Redemption Price to the Trustee, together with the accrued and unpaid interest due on the Coupon Reset Date, by no later than 12:00 noon New York time on the Coupon Reset Date (or if such date is not a Business Day, the next Business Day) and the holders of such Notes will be required to deliver such Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of DTC.

Coupon Reset Process

     Chase Securities, Inc. has been appointed the "Calculation Agent" for the Notes. If a Callholder for the applicable principal amount of Notes has exercised the Call Option as set forth above under "Call Option; Put Option," the Company and the Calculation Agent shall complete the following steps in order to determine the interest rate to be paid on such Notes from and including such Coupon Reset Date to the Final Maturity Date. The Company and the
Calculation Agent shall use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

     (a) The Company shall provide the Calculation Agent with a list (the "Dealer List"), no later than five Business Days prior to the Coupon Reset Date, containing the names and addresses of five dealers, one of which shall be Warburg Dillon Read LLC in the event UBS
AG, London Branch exercises its Call Option and one of which shall be Chase Securities, Inc.
in the event Chase Securities, Inc. exercises its Call Option, from which it desires the
Calculation Agent to obtain the Bids (as defined below) for the purchase of the applicable Notes.

     (b) Within one Business Day following receipt by the Calculation Agent of the Dealer
List, the Calculation Agent shall provide to each dealer (each, a "Dealer") on the Dealer List
(i) the name of the Company, (ii) a copy of the Pricing supplement dated July 9, 1998 relating to the offering of the Notes, which includes the Prospectus dated April 3, 1998, (iii) a copy of the form of Notes and (iv) a written request that each Dealer submit a Bid to the Calculation
Agent by 12:00 noon New York time (the "Bid Deadline") on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase settling on the Coupon Reset Date, and shall be quoted by such
Dealer as a stated yield to maturity on the applicable Notes (the "Yield to Maturity"). Each
Dealer shall be provided with (i) an estimate of the Purchase Price (as defined below) (which shall be stated as a United States dollar amount and be calculated by the Calculation Agent in accordance with clause (c) below), (ii) the principal amount and maturity of such Notes and (iii) the method by which interest will be calculated on such Notes.

     (c) The purchase price to be paid by any Dealer for the applicable Notes (the "Purchase
Price") shall be equal to (i) the principal amount of such Notes plus (ii) a premium (the "Notes
Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the
Coupon Reset Date of a United States Treasury security with a maturity of July 15, 2012 which has an interest rate of 5.20%, semi-annual interest payments on each January 15th and July 15th, commencing July 15, 2002, and the applicable principal amount of such Notes, and assuming a discount rate equal to the Treasury Rate (as defined below) over
(B) the applicable principal
amount of such Notes. "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run 10-year United States Treasury Security per Telerate page
500 at 11:00 a.m. New York time on the Bid Date (or such other date that may be agreed upon by the Company and the Calculation Agent), or, if such rate does not appear on Telerate page
500 at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m. New York time on the Bid Date.

     (d) Following the receipt of the Bids, the Calculation Agent shall provide written notice to the Company, setting forth (i) the names of each of the Dealers from whom the Calculation
Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the
Purchase Price as determined pursuant to paragraph (c) hereof. Except as provided below, the
Calculation Agent shall thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid") and establish the Coupon Reset Rate equal to the interest rate which would amortize the Notes Premium fully over the remaining term of the applicable Notes at the Yield to Maturity indicated by the Selected Bid, provided, however, that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid).

     (e) Immediately after calculating the Coupon Reset Rate, the Calculation Agent shall provide written notice to the Company and the Trustee setting forth such Coupon Reset Rate.
The Company shall thereafter establish the Coupon Reset Rate as the new interest rate on the applicable Notes, effective from and including the Coupon Rest Date, by delivery to the Trustee on or before the Coupon Reset Date of an Officers' Certificate.

     (f) The applicable Callholder shall sell the applicable Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

     If the Calculation Agent determines that (i) at any time prior to the sale of the applicable
Notes on the Bid Date, an Event of Default or any event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default with respect to the Notes, shall have occurred and be continuing, (ii) any event of default, as defined in any mortgage, indenture agreement or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money having an outstanding principal amount of at least $50,000,000 shall have occurred and shall result in such indebtedness becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled, (iii) a Market Disruption Event has occurred or (iv) three or more of the Dealers have failed to provide Bids in a timely manner substantially as provided above, each Call Option will automatically terminate, and the Trustee will exercise the Put Option on behalf of the holders.
"Market Disruption Event" shall mean any of the following events if any such event occurs on any day from and including 15 calendar days prior to the Coupon Reset Date to and including the Bid Date: (i) a suspension or material limitation in trading in securities generally on the
New York Stock Exchange; (ii) a general moratorium on commercial banking activities in New
York declared by either federal or New York State authorities; or
(iii) an outbreak or material
escalation of hostilities or the declaration by the United States of America of a national emergency or war.

     The Notes provide that the Calculation Agent may resign at any time as Calculation
Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor
Calculation Agent.

     The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in Notes and may exercise any vote or join in any action that any holder of Notes may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation
Agent.


        CERTAIN UNITED FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of Notes who purchases the Notes at the time of issue. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change. The discussion does not deal with all United States federal tax considerations applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary is limited to investors who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     Investors are urged to consult their own tax advisors to determine the United States federal, state, local, foreign and other tax consequences relating to the purchase, ownership and disposition of the Notes.

     Prospective investors should note that no rulings have been or are expected to be sought from the Service with respect to any of the United States federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

Treatment of Notes

     Although there are no precedents directly applicable to instruments such as the Notes, the Company intends to treat the Notes as fixed rate debt instruments that mature on the Coupon
Reset Date. Based on such treatment, each holder should include in income the interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other dispositions. A holder's adjusted tax basis in Notes generally will equal the holder's purchase price for such
Notes. Pursuant to recently enacted legislation, in the case of a holder who is an individual, any capital gain recognized on the disposition of the Notes will generally be subject to United States federal income tax at a rate of (i) 20%, if the holder's holding period in the Notes was more than 18 months at the time of such sale, exchange, redemption or other disposition, or (ii) 28%, if the holder's holding period in such Notes was more than one year, but not more than 18 months, at the time of such sale, exchange, redemption or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

     It is possible that the Service could contend that the Notes mature on the Final Maturity
Date rather than the Coupon Reset Date. Because of the Coupon Reset Process, if the Notes were treated as maturing on the Final Maturity Date, holders would be subject to certain
Treasury Regulations dealing with contingent debt obligations (the "Contingent Debt
Regulations"). Under the Contingent Debt Regulations, each holder would be required
(regardless of such holder's usual method of accounting) to include in income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the company would issue a fixed rate debt instrument maturing on the Final Maturity Date, with terms and conditions otherwise similar to those of the Notes).
It is possible, under such circumstances, that holders of the Notes could be required to recognize ordinary income in advance of the receipt of cash payments attributable to such income. In addition, if the Contingent Debt Regulations applied, any gain recognized on the sale of Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

Foreign Holders of Notes

     Interest paid to a holder (a "Foreign Holder") that is not a United States person (as defined below) generally will not be subject to the 30% withholding tax generally imposed with respect to United States source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relationships to the Company and fulfills certain certification requirements.
Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a United States person and is the beneficial owner of the Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United
States and the control of one or more United States fiduciaries with respect to substantial decisions.

     A Foreign Holder generally will not be subject to United States federal income tax with respect to any gain recognized upon the disposition of Notes unless
(i) such gain is effectively
connected with the conduct by the Foreign Holder of a trade or business in the United States,
(ii) in the case of an individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

Backup Withholding

     Payments made on the Notes and proceeds from the sale of Notes will not be subject to a "backup" withholding tax of 31% unless, in general, the holder fails to comply with certain reporting procedures and is not an exempt recipient under applicable provisions of the Code.

     The United States Treasury Department has recently issued final regulations that impose certain new requirements for establishing an exemption from backup withholding.


                          UNDERWRITING

     Subject to the terms and conditions set forth in the Terms Agreement between the
Company and Warburg Dillon Read LLC and Chase Securities, Inc. (the
"Agents"), the
Company has agreed to sell to the Agents and the Agents have agreed to purchase the principal amount of the Notes set forth below at a price equal to 101.895% of the principal amount thereof, which includes 2.33% of the principal amount thereof as consideration for the Call
Option.


                                                 Principal Amount
Agent                                              of Notes

Warburg Dillon Read LLC. . . . . . . . . . . . . . . $300,000,000
Chase Securities, Inc. . . . . . . . . . . . . . . . $300,000,000
     Total . . . . . . . . . . . . . . . . . . . . . $600,000,000


     The Agents propose initially to offer the Notes to the public at the Price to Public set forth on the cover page hereof and in part to certain securities dealers at such price less a concession of 0.25% of the principal amount of the Notes. The Agents may allow, and such dealers may reallow, a concession not in excess of 0.15% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Agents. The Agents and any dealers that participate with the Agents in the distribution of Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting compensation.

     The Company has been advised by the Agents that they intend to make a market in the
Notes, but they are not obligated to do so and may discontinue market making at any time without notice.

     The Company will indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Agents may be required to make in respect thereof.

     The Agents may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Notes in accordance with Regulation
M under the Securities Exchange Act of 1934, as amended. Over-allotment transactions involve syndicate sales in excess of the offering size creating a syndicate short position. Stabilizing transactions permit bids to purchase the Notes so long as the bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Agents to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction.
Such over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause prices of the Notes to be higher than they would otherwise be in the absence of such transactions. Neither the Company nor the Agents make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Agents make any representation that the Agents will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, the Agents and their affiliates have and may in the future engage in investment banking and commercial banking transactions with the Company and certain of its affiliates.


                          LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by John W. Blenke, Vice
President-Corporate Law for Household International, Inc., the parent of the Company. Certain legal matters will be passed upon for the Agents by their counsel, McDermott, Will & Emery,
Chicago, Illinois. Mr. Blenke is a full-time employee and an officer of Household International,
Inc. and owns, and holds options to purchase, shares of Common
Stock of Household
International, Inc.